UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C.  20549

     SCHEDULE 13D

     Under the Securities Exchange Act of 1934

     (Amendment No.    1    )*

     Frederick's of Hollywood, Inc.
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     (Name of Issuer)

    Class B Common Stock, $1.00 par value
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     (Title of Class of Securities)

     35582420-1
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          (CUSIP Number)

     David E. Lipson, Chairman
     Royalty Corporation, a Delaware Corporation
     225 W. Washington St., Ste. 2150
    Chicago, IL 60606

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
  and communications)

                September 24, 1997
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     (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

 Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     SCHEDULE 13D

CUSIP NO. 35582420-2
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1.        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Royalty Corporation
           36-4155442 (FEIN)
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP*
                                                                 (a) / X /
                                                                 (b) /   /
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3.        SEC USE ONLY

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4.         SOURCE OF FUNDS*

           WC, AF, BK
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5.         CHECK BOX OR 2(e) BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)   /   /

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

           A Delaware corporation
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                  7.    SOLE VOTING POWER

NUMBER OF               -----------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        3,159,103
EACH                    -----------------------------------------------------
REPORTING        9.    SOLE DISPOSITIVE POWER
PERSON
WITH                    -----------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER

                                       3,159,103
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

                                     3,159,103
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
               (11) EXCLUDES CERTAIN  SHARES*    /   /

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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 53.5%
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14.  TYPE OF REPORTING PERSON *

             CO
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


     SCHEDULE 13D

CUSIP No.     35582420-2

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 1.          NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Monroe Holdings, L.L.C. , a Nevada limited liability company

             36-4164569
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / x /
                                                                (b) /   /
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3.          SEC USE ONLY

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4,          SOURCE OF FUNDS*

            WC
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5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)             /   /
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6.          CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada
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                  7.    SOLE VOTING POWER

NUMBER OF               -------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                              3,159,103
EACH                   -------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON
WITH
                       -------------------------------------------------
                10.    SHARED DISPOSITIVE POWER

                                      3,159,103
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       3,159,103
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12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*  /   /

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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         53.5%
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14.         TYPE OF REPORTING PERSON *

        OO
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

     SCHEDULE 13D

CUSIP No.     35582420-2

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1.           NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              1995 Investments, L.L.C., a  Nevada limited liability company

               36-4164570
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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / x/
                                                                (b) /  /
--------------------------------------------------------------------------------
3.           SEC USE ONLY

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4.           SOURCE OF FUNDS*

              WC
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d) OR 2(e)       /   /
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada
-------------------------------------------------------------------------------
              7.    SOLE VOTING POWER

NUMBER OF          ----------------------------------------------------------
SHARES        8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        3,159,103
EACH               ----------------------------------------------------------
REPORTING     9.    SOLE DISPOSITIVE POWER
PERSON
WITH               ----------------------------------------------------------
            10.    SHARED DISPOSITIVE POWER

                               3,159,103
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,159,103
-------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*   /   /

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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        53.5%
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14.         TYPE OF REPORTING PERSON *

                OO
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

     SCHEDULE 13D

CUSIP No.     35582420-2

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1.           NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ECC Spice, L.L.C. , a Delaware  limited liability company

              13-3965940
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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / x /
                                                              (b) /   /
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3.           SEC USE ONLY

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4.           SOURCE OF FUNDS*

            WC, AF
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5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             /   /
---------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
----------------------------------------------------------------------------
              7.     SOLE VOTING POWER

NUMBER OF           ---------------------------------------------------------
SHARES        8.     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     3,159,103
EACH               ---------------------------------------------------------
REPORTING     9.     SOLE DISPOSITIVE POWER
PERSON
WITH
                    ---------------------------------------------------------
            10.      SHARED DISPOSITIVE POWER

                                                      3,159,103
---------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                                                       3,159,103
---------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*     /    /

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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  53.5%
----------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON *

        OO
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

ITEM 1.  SECURITY AND ISSUER.

     The undersigned hereby amends this Statement on Schedule 13D (the "Schedule 13D") filed by the undersigned relating to the shares of Class B Common Stock, $1.00 par value per share ("shares"), issued by Frederick's of
Hollywood, Inc., a Delaware Corporation ("Issuer").   This Amendment No. 1 to
 Schedule 13D has been filed to reflect the consummation of the purchase of shares by the undersigned pursuant to the Stock Purchase Agreement described
 herein.   The previously reported subscription to equity by Trumarq (Asia)
 PTE, Ltd. has been rejected and Trumarq (Asia) is no longer a member of the
 group created hereby.   Unless otherwise indicated, all capitalized terms
 used herein shall have the same meaning set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

   Of the funds used for the purchases reported herein, $11.9 million is derived from a loan to Royalty by Monroe Property Company, an affiliate of Monroe Holdings, of which $6.0 million was loaned to Monroe Property Company by Harris Bank & Trust to accomplish the purchases reported herein. The remaining funds used for such purchases, as well as a purchase of shares of Class A Common Stock of Frederick's, are derived from Royalty Corporation's working capital in the aggregate amount of approximately $ 20.76 million and approximately an additional $44 million which will be funded upon consummation of the Merger from the Filer's existing debt financing sources described in the Information Statement, as supplemented, described below. Royalty's working capital is derived from capital contributions made by members of the Group as follows:

               Monroe Holdings                      $  9,680,946
               1995 Investments                        7,660,527
               ECC Spice                                 976,163
               Bay View Investors, Ltd.                  366,364
               Indosuez Partners                       2,076,000
               Total                                $ 20,760,000

     A prior subscription by Trumarq (Asia) PTE. Ltd has been rejected by Royalty, with existing members of the Group contributing the shortfall as an
 additional capital contribution.   Capital contributions from 1995
 Investments and Monroe Holdings were made from their working capital and the capital contribution from ECC Spice was made from its working capital and
 from affiliate investments.   Prior to the purchases reported herein, none
 of the Control Persons had either sole or shared direct or indirect beneficial ownership of the Issuer's Class B Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     On June 15, 1997, Royalty, Royalty Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Royalty, and the Issuer entered into an Agreement and Plan of Merger, as amended on July 28, 1997, and as further amended September 8, 1997 ("Merger Agreement"), whereby upon the occurrence of certain specified events, the Issuer would be merged with Royalty Acquisition Corporation. (The Agreement and Plan of Merger, and the first amendment thereto were filed with the U. S. Securities and Exchange
Commission ("SEC") by the Issuer on Form 8-K on June 20, 1997  and are
hereby incorporated by reference as though fully set forth herein.  The
Second Amendment to the Merger Agreement dated September 8, 1997 is attached hereto as Exhibit 7(c)(ii)). Pursuant to the Merger Agreement, (i) each outstanding share of the Issuer's Class A Common Stock and Class B Common Stock, each par value $1.00 per share, will be converted into the right to receive $7.75 in cash, without interest, and (ii) each share held by the
Issuer or any of its subsidiaries or held in the Issuer's treasury is to be canceled, and no payment is to be made with respect thereto ("Merger
Transaction").   On August 6, 1997 proxy material, including an information statement (the "Information Statement"), was mailed via U.S. Postal Service to all of the Issuer's stockholders who held shares as of July 21, 1997.
The Information Statement was filed with the SEC on August 4, 1997 and is hereby incorporated by reference as though fully set forth herein.


     Royalty Corporation entered into the Stock Purchase Agreement with The Frederick N. Mellinger Trust and The Harriett R. Mellinger Trust disclosed herein to acquire shares of Class A Common Stock and Class B Common Stock for $6.90 per share on August 25, 1997, as supplemented September 3, 1997. Pursuant to the Stock Purchase Agreement, Royalty was granted an irrevocable proxy to vote all of the shares subject to the Agreement in favor of the Merger. As described herein, on September 24, 1997, Royalty
 Corporation purchased the shares of Class B Common Stock and Class A Common Stock of the Issuer pursuant to the Stock Purchase Agreement. In addition, on September 9, 1997, Royalty purchased an aggregate of 195,000 shares of Class A Common Stock of the Issuer in open market transactions, at an average purchase price of $8.21 per share. The primary purpose for purchasing shares pursuant to the Stock Purchase Agreement and of making the open market purchases disclosed herein was to enhance the Filers' ability to consummate the Merger. Except as disclosed herein or in the Consent Solicitation Statement, as supplemented by additional solicitation materials which were mailed to stockholders of the Issuer on September 19, 1997
 (which additional solicitation materials were filed with the SEC on September 18, 1997 and are incorporated by reference as though fully set forth herein), Royalty has taken no action to direct the actions of management or the Board of Directors of the Issuer.

     The Filers intend to acquire all the shares of both the Class B Common Stock and Class A Common Stock of the Issuer for cash pursuant to the Merger Agreement and to reconstitute the Board of Directors of the Issuer, as described in the Information Statement, as supplemented, after consummation of the Merger. As a result of the Merger, the Issuer will become privately held, and consequently will be delisted from the New York Stock Exchange and will terminate its registration pursuant to Section 12g-4 of the Securities
Exchange Act.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     (a)-(b) Royalty has direct beneficial ownership, and the members of the Group, Monroe Holdings, 1995 Investments, ECC Spice, Bayview Investors, LTD, and Indosuez FOH Partners, share indirect beneficial ownership, of 3,159,103 shares (53.5%) of the Issuer's Class B Common Stock. Each of the
 members of the Group has deposited all of its respective shares of Royalty and rights thereto into a voting trust which vests all voting and dispositive power of the securities of Royalty to the Trustees ("Voting Trust"). The Trustees of this Voting Trust are David E. Lipson, Nadine E. Lipson, Laurence E. Lipson, and Suzanne L. Saxman whose majority vote determines all voting and investment decisions of the stockholders of Royalty. The Board of Directors of Royalty, David E. Lipson and John H. Friedman have the power to direct corporate action of Royalty at the board level.

     (c) Except for the shares disclosed herein, none of the Filers or Control Persons have purchased shares of the Company's Class B Common Stock within the past 60 days.

   Date of Purchase   Number of Shares    Price Per Share    How Effected
  ----------------    ----------------    ---------------    -------------

     8/25/97           3,159,103*        $6.90              Private Sale

* Royalty Corporation entered into the Stock Purchase Agreement to purchase 1,579,718 shares of Class B Common Stock from the Harriett R. Mellinger
Trust and 1,579,385 shares of Issuer's Class B Common Stock from the
 Frederick N. Mellinger Trust on or prior to the Merger Deadline (as defined in the Merger Agreement) pursuant to the Stock Purchase Agreement dated
August 25, 1997, as supplemented September 3, 1997.   Such purchases were
consummated on September 24, 1997.

**  Based upon the average price per share for the shares purchased.

     (d) Not applicable

     (e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     A. On August 25, 1997, as supplemented on September 3, 1997, Royalty entered into the Stock Purchase Agreement to purchase 3,159,103 shares of the Issuer's Class B Common Stock from the Frederick N. Mellinger Trust and the Harriett R. Mellinger Trust for $6.90 per share. Such purchase was consummated on September 24, 1997.

     B. Royalty Corporation, its wholly owned subsidiary Royalty Acquisition Corporation, and the Issuer entered into the Merger Agreement on June 15, 1997, as amended July 28, 1997 and as further amended September 8, 1997, to acquire 100% of the outstanding stock of the Issuer.
The original Merger Agreement and the First Amendment thereto were filed with the U. S. Securities and Exchange Commission ("SEC") by the Issuer on Form 8-K on June 20, 1997 and are hereby incorporated by reference as though fully set forth herein. The Second Amendment to the Merger Agreement was filed by the Filer on Schedule 13D/A on September 12,1997 and is hereby incorporated by reference as though fully set forth herein.

     C. The funds required to consummate the purchases will be provided from the sources identified in the Information Statement.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1997

                                     ROYALTY CORPORATION

                                     By:  /S/ David E. Lipson
                                     -----------------------------------------
                                     David E. Lipson Chairman of the Board
                                     and President

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1997

                                   MONROE HOLDINGS, L.L.C., by  MONROE
                                   PROPERTY COMPANY, MANAGER

                                   By:  /s/   David E. Lipson
                                      ----------------------------------
                                      David E. Lipson, General Partner of
                                      MONROE PROPERTY COMPANY

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1997

                                    1995 INVESTMENTS, L.L.C., by DEL
                                    1995 TRUST

                                    By:  /s/ Laurence E. Lipson
                                        ---------------------------------
                                        Laurence E. Lipson, Trustee

                                    By:   /s/ Suzanne L. Saxman
                                        -------------------------------------
                                        Suzanne L. Saxman, Trustee

                                    By:   /s/ Nadine E. Lipson
                                        ----------------------------------
                                        Nadine E. Lipson, Trustee

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1997

                                     ECC SPICE, L.L.C., by EASTON CAPITAL
                                     CORP., MANAGER

                                     By:  /s/   John H. Friedman
                                         ------------------------------------
                                         John H.. Friedman, President